Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-172541 on Form S-8, dated March 1, 2011, as amended, of our report dated June 28, 2013, with respect to the statements of net assets available for benefits of Coca-Cola Refreshments Savings Plan for Organized Employees of Southern New England as of December 31, 2012 and 2011, the related statement of changes in net assets available for benefits for the year ended December 31, 2012, and the related supplemental schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2012, which report appears in the annual report on Form 11-K of Coca-Cola Refreshments Savings Plan for Organized Employees of Southern New England for the year ended December 31, 2012.

/s/ BANKS, FINLEY, WHITE & CO.
College Park, Georgia
June 28, 2013